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                                       FILING PURSUANT TO RULE 425 OF THE
                                       SECURITIES ACT OF 1933 AND RULE 14(a)-12
                                       OF THE SECURITIES EXCHANGE ACT OF 1934
                                       FILER: EXCALIBUR TECHNOLOGIES CORPORATION
                                       SUBJECT COMPANY: EXCALIBUR TECHNOLOGIES
                                       CORPORATION
                                       NO. 0-9747

The following is a transcript of an August 22, 2000 conference call concerning the Second Quarter Financial Results of Excalibur Technologies Corporation.



                         [EXCALIBUR TECHNOLOGIES LOGO]


                      Excalibur Technologies Corporation
                         FY '01 Q2 Financial Results




                            Conference Call Script
                               AUGUST 22, 2000
                                8:30 A.M. EST













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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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Conference Call Phone Number:                (212) 346-6400

Conference Reservation Number:               15910468

Excalibur Main Conf. Room Phone Number:      (703) 917-9324

Conference Call Chairpersons:                Pat Condo


8:15 a.m. {The primary operator will call Pat Condo at (703) 917-9324. The operator will ensure he or she can hear all participants clearly and verify the title of the call, speaker names and each speaker's title. The operator will stay on the line and count down the time remaining prior to the start of the call. The operator will stay on the line throughout the call and continuously monitor sound quality.}

8:30.a.m. {The operator will ask Excalibur if the participants are ready to begin the call. If additional time is needed prior to the start of the call, the operator will ask the callers to please standby.

          When the Excalibur participants are ready to begin, the operator will ask for 10 (ten) seconds of quiet while remote callers are connected and the tape is started.}

NOTE: DURING THE 10 SECONDS OF QUIET, IT IS IMPERATIVE THAT SILENCE BE OBSERVED. ALL CALLERS WILL BE ABLE TO HEAR ANY DISCUSSIONS THAT OCCUR DURING THIS TIME.

OPERATOR: "Ladies and gentlemen, thank you for standing-by. Welcome to the Excalibur Technologies Corporation Fiscal Year 2000 second quarter financial results conference call. At this time, all participants are in "listen" mode only. Later, we will conduct a question and answer session in interactive mode. At that time, if you have a question, you will need to press the "1" key, followed by the "4" key on your push-button phone.

          As a reminder, this conference is being recorded today, August 22, 2000. Moderator for today's call is Mr. Pat Condo, president and chief executive officer of Excalibur Technologies. Mr. Condo, please proceed."


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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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CONDO:    Good morning everyone and welcome. I'm Pat Condo, president and chief executive officer of Excalibur Technologies. With me today is Joanne Hannafin, director of finance. Jim Buchanan is unable to attend.

          Last night, we issued our press release containing financial results for Excalibur's Fiscal Year 2000 second quarter that ended July 31. Following our presentation, we'll respond to questions in an interactive format. If your question is not addressed on the call today, please call our Investor Relations department at (703) 761-3700.

          Let me begin by reviewing our FY2000 second quarter results.

[Financial Discussion]

          During this call, we the management of Excalibur may make comments about our future expectations, plans and prospects that could constitute forward-looking statements as defined by the Private Securities Litigation Act of 1995. Actual results may differ materially from our expectations as the result of various important factors, including but not limited to, the success of our relationships with strategic partners, the competitiveness of our products, the timeliness of our product releases, and the impact of a rapidly changing marketplace. Risk factors are reported in Excalibur's Form 10-K for the year ended January 31, 2000, and other SEC filings.

          Today, I'm pleased to report our financial results again are in line with our expectations. Overall, we increased revenues by 25 percent compared to the quarter one year ago. This increase resulted principally from growth in our existing customer base and partnerships, and by new


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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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          licensing agreements. Our total revenue for the second quarter was
          $11.4 million compared to $9.1 million for the same quarter last year. Total software revenue for the quarter equaled $10 million, an increase of 27 percent over last year. Maintenance revenue was $1.4 million, a 16 percent increase when compared to the same quarter one year ago.

          Total expenses for the quarter were $11.5 million. This represents a 23 percent increase in expenses over our second quarter expenses last fiscal year. The increase in operating expenses is attributable primarily to increased spending in sales and marketing and increased investment in text and visual research and development. The cost of software revenues in this year's second quarter increased 35 percent to $1.7 million, as a result of increased software sales. The cost of maintenance revenues in the second quarter decreased 41 percent over the same period last year due to changes implemented in the fourth quarter of last year that streamlined the customer support organization, thus reducing overall costs. Gross margin percentage improved to 82% percent in the second quarter this year, compared to about 80 percent in the second quarter of last year.

          Sales and marketing expense in the second quarter was $5.4 million, an increase of 45 percent over last year. This reflects the continuing investments we're making to drive and close business. For example, we recently began direct sales operations in Germany, where we just closed one of our largest ever RetrievalWare sales with Deutsche Post.


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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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          Research and development expenses were $2.8 million. That is a 20 percent increase over last year. General and administrative expenses decreased 15 percent from our second quarter last year to $1.2 million.

          Other income for the second quarter was about $133 thousand, bringing our net loss for the quarter to about $2 thousand, which is approximately breakeven per common share. This compares to a net loss of about $200 thousand in the second fiscal quarter of last year, or about a penny per common share.

          For the six months ended July 31, 2000, total revenue was $20.8 million, an increase of 23 percent over total revenue of $16.8 million reported for the same period last fiscal year. The Company recorded a net loss of $1.7 million, or 11 cents per common share, compared to a net loss of $2.1 million, or 15 cents per common share, in the same period last fiscal year.

          As you may know, we focus our sales efforts on three basic market segments: Internet e-businesses and online content providers, corporate intranet portals, and original equipment manufacturers or OEMs. For the second quarter, 23 percent of our license revenue resulted from Internet online services sales, 50 percent from intranet portals and 27 percent from OEMs.

          For the first half, online revenue accounted for 32% of our business, intranet sales for 40% and OEM agreements for 27%. This compares


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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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          with 21%, 40% and 39% for online, intranet and OEM sales respectively in the first half of last year.

          Our DSO was up a bit this quarter largely due to a few accounts in Europe, and we're focusing collection efforts in this area to bring the DSO more in line with our expectations.

          Turning now to our results by product line, total revenue in the second quarter for the Applications Group and our RetrievalWare family of products was $9.8 million, an increase of 42 percent over last year. The Applications Group had net income of about $1.5 million in the second quarter, compared to net income of $82 thousand last year.

          RetrievalWare continued making strong inroads not only in online and eCommerce accounts, but also in its traditionally strong corporate portal, government and OEM business lines. During the quarter, noteworthy licensing arrangements were signed with Deutsche Post, the Chicago Tribune, Bell Atlantic (now Verizon), Optima, Nikoyo Limited, KDN, Chadwyck-Healey, Wiznet and Intersect in the corporate portals and online segments, and new agreements were signed with the FDA, USDA, and the U.S. Military Joint Special Operations Command in the government sector.

          Total Applications Group revenue for the first six months of this fiscal year is $18.5 million, compared with $13.7 million last year. Net income for the Applications Group for the six months totals $2.1 million

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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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          compared to a loss of about $50 thousand, excluding special charges, for the first six months of last year.

          For the Media Services Group and the Screening Room Product line, total revenue for the quarter was about $1.6 million this year, as compared to $2.2 million last year, and exceeded this year's budgeted revenue for the quarter by $100 thousand. The total number of Screening Room deals signed in Q2 grew 40% this year, from 10 in Q2 last year to 14 in Q2 this year.

          The Media Services Group incurred a net loss of $1.5 million in the second quarter of this fiscal year, compared with a net loss of $0.3 million during the same period last year, which was in keeping with our expectation.

          During the quarter, the Media Services Group entered into new agreements with the Discovery Channel, webADTV, Digital Island, InterGraph, USGS, and several others, as we continued to see demand grow for our video content management solution among end users and ASPs.

          For the first six months of this year, the Media Services group has generated $2.3 million in revenue, versus $3.1 million in the first six months of last year. The Media Services Group incurred a net loss of $3.8 million for the first half of FY 2001, compared to a net loss of $1.6 million for the first half of last year.

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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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          At the end of the second quarter, our cash balance was $11.8 million, compared to a balance of $10.8 million at the end of the first quarter this year. So, in looking at cash flow, we added about $1 million in cash during the second quarter, which was largely due to proceeds from stock option exercises.

[Business Discussion]

          As many of you know, earlier this year we announced an agreement with Intel Corporation that provides for the formation of a new company by merging Excalibur's entire business operations with the three operating units that make up Intel's Interactive Media Services division. These three units include more than 60 people and will bring to the new company relationships with a number of customers, several of whom have entered into multi-year contracts. In addition, Intel will contribute 14 patents and patent applications, source code components and licenses for additional Intel technology, as well as $150 million at closing to the new company. These assets will be combined with Excalibur's existing business which includes advanced text, image and video indexing and content management software, and over 600 customers primarily in the media, entertainment and broadcasting businesses.

          The transaction, of course, is subject to regulatory review, Excalibur shareholder approval and other normal closing conditions; however, all other necessary corporate approvals have been obtained by Excalibur and Intel.


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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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          Today, I'm pleased to report we're making continued progress on the proposed merger. We filed our preliminary proxy with the SEC on August 14, 2000. We expect to mail our definitive proxy statement to our shareholders in time for an anticipated close of the transaction this Fall.

          A transition team made up of senior managers from Excalibur and Intel has held several meetings to facilitate integration and business plan development for the new company. We're making good progress planning for areas such as: corporate naming; personnel recruitment; product development strategy; licensing, pricing and business practices; worldwide marketing and sales plans; and business and market development. We're also in the process of setting up the new board, which will be comprised of both Intel and Excalibur designees, as well as two outside directors.

          Our vision for this new company is to achieve a leading role in interactive media services on the Web. Our mission is to enable the owners and creators of premium, high-value content to make that content readily available securely and profitably on the Web.

          We're targeting customers that have proven business models for using their content to make money in traditional media, and now want to create a new experience via an interactive medium. Major sports leagues, news and information companies, and training and education companies are examples of our initial focus.

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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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          Our planned solution will deliver all of the connecting infrastructure content owners need to:

          o    Archive and index their assets,

          o    Search and edit them online,

          o Augment and enhance them with interactive content, such as statistics, discographies and educational material,

          o Pre-process them into thematic packages, such as highlights or series,

          o    Protect them with advanced tamper-resistant software,

          o Wrap them with business model support, such as eCommerce, subscriptions and pay-per-view,

          o    Package them for 56K through broadband distribution, and then

          o Hand them off to a wide range of distribution channels, such as edge distributors like Digital Island, Akamai and Intel Internet Media Services, last mile distributors such as AOL or @Home Cable, set-top boxes and even wireless devices.

          We see the new company having several revenue-making opportunities as this model is implemented:

          o First, by offering turnkey services for a monthly fee - or in some cases through a revenue-sharing arrangement - that integrate all


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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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               of our capabilities into a single, hosted platform for bringing branded content to the Web;

          o Second, by working with Application Service Providers, or ASPs, to provide our applications on a fee basis as value-added components of their services;

          o Third, by continuing to license software as applications to end users for use on customer premises; and finally

          o By continuing to license our technologies to OEMs for inclusion in their solutions.

          Over time, our strategy is to transition the company from primarily a products company with a licensing model, to a service company with recurring revenues. We expect to continue to sell product to customers whom we believe, because of volume or cost needs, will eventually move to the service model. We also intend to maintain a healthy OEM licensing business to further our stature as a supplier of base technology and to capture ongoing revenue as those customers sell their products to the market. We plan to provide a more complete view of our business moving forward once the merger takes place. Today, we remain comfortable with existing analyst views on the current Excalibur business.

          We are extremely enthusiastic about the new company and optimistic about its future. While organizations may compete against us for some



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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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          part of the end-to-end solution we envision providing, no competitor, in our view, currently has, or has announced, a comprehensive solution on a par with the offering planned for the new company. We are building a company we believe will have the people, the technology, the resources, the customers, the associations and the vision needed to achieve our goals.

 [Pre-determined Questions]

          This concludes my remarks. Now, with thanks to all of you who sent in questions via fax and e-mail, we'll address a few questions that represented common lines of inquiry and then open it up for our interactive session.

          The first question is:

          1. What guidance can you give regarding the outlook for your third quarter?

               A. We're currently in the business planning process for the combined company, but it's not possible at present to ascertain what impact, if any, the new business opportunities before us may have on Excalibur's business. Interest in the new company is strong, and we've heard from many organizations, not only in Excalibur's current customer base, but also among our prospects, about opportunities that likely wouldn't have been known to us without this proposed merger. However, we're not yet at a point where we can


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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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                    offer a combined view or any guidance about the new
                    company's prospects going forward. We do expect, though, to have that view after the transaction closes and intend to affirmatively share that view once our planning is complete. In the meantime, a number of analysts do have reports available on Excalibur as a standalone company.

          2.   When will the merger close?

               A. As we noted earlier, just last week we filed our preliminary proxy for review. We anticipate having the definitive proxy in our shareholders' hands in ample time for the transaction to close as expected this Fall.

          3.   Is the video business developing as you expected?

               A. So far. As I noted earlier, our revenues this past quarter actually exceeded our budget expectation by about $100 thousand and the number of deals closed showed a nice increase - going from 10 in Q2 last year to 14 in Q2 this year. We did see our year-over-year revenue decline somewhat, but that was expected, since last year in Q2 we recognized revenue from agreements with StorageTek and INTERVU that we didn't expect to recur this year.


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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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          4.   How will the Intel merger enlarge your addressable market?

               A. Not only will does the merger promise to add new products for new market segments - such as tamper resistant software
                    - to our family of software product offerings, it also opens up an entirely new market segment - the Interactive Media Services market segment - to us. This segment, according to media industry research firm Kagan & Associates, will be a $16 billion market by 2004, and we believe the new company will be uniquely positioned to capitalize on it.


          Now, I'd like to ask the operator to brief you on the interactive portion of the question and answer session and then we will open it up for your questions.

OPERATOR: {"Ladies and gentlemen, we will now begin the interactive portion of the question and answer session. To ask a question, please press the "1" followed by the "4" on your push-button phone. You will hear a three tone prompt acknowledging your request and your questions will be polled in the order they are received. After you have stated your question, your line will be placed back into listen only. If your question has been answered and you would like to withdraw your polling request, you may do so by pressing the "1" followed by the "3" on your push-button phone. If you are using a speakerphone, please pick up your handset before pressing the numbers. One moment please for the first question."}

[The operator will introduce each question:]

OPERATOR: "Mr. Doe, please state your company name, followed by your question."


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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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NOTE:     Excalibur needs to keep track of time, and cue the operator that you would like to conclude the call by saying, "WE HAVE TIME FOR FIVE/TWO /ONE MORE QUESTIONS."

          PLEASE CUE THE OPERATOR WHEN YOUR CONVERSATION WITH EACH CALLER HAS ENDED SO THAT THE OPERATOR CAN CONNECT THE NEXT CALLER TO ASK A QUESTION. (I.E. "NEXT QUESTION...") Also, if you need to review documents in order to prepare your answer to a question, please let callers know by saying, "One moment please" to avoid silence.

          When there are no more questions, the operator will say, "If there are any additional questions, please press the "1" followed by the "4" at this time.

          After all questions, the operator will say, "Mr. Condo, there are no further questions at this time. Please continue."

CONDO: This concludes our FY01 second quarter financial results conference call. If your question was not addressed in this session, please call our investor relations department who will coordinate the answer, or you may fax your question to (703) 748-1255, or you can e-mail it to info@excalib.com. Thank you all for participating.


OPERATOR: {"Ladies and Gentlemen, that does conclude our conference for today.
          You may all disconnect and thank you for participating."}




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                                              Excalibur Technologies Corporation
                                                        Tuesday, August 22, 2000
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Excalibur and Intel filed a preliminary proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). For a description of the direct or indirect interests in the transactions concerning the solicitation, we refer you to this preliminary proxy statement/prospectus and the definitive proxy statement/prospectus which Excalibur and Intel plan to file with the Commission.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. and upon oral or written request to Excalibur Technologies Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, Attention: Investor Relations (telephone number (703) 761-3700.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus when it is filed with the Commission.


This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the business of the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.




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